U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and notice of Termination of Registration
under Section 12(g) of the Securities Exchange Act of 1934
or Suspension of Duty to File Reports Under Sections 13 and 15(d)
of the Securities and Exchange Act of 1934

COMMISSION FILE NO.: 000-33227

SOUTHERN COMMUNITY FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

4605 COUNTRY CLUB ROAD, WINSTON-SALEM, NORTH CAROLINA 27104 (336) 768-8500
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

7.25% Cumulative Convertible Trust Preferred Securities
7.25% Convertible Junior Subordinated Debentures
Guarantee with respect to 7.25% Cumulative Convertible Trust Preferred Securities
(Title of each class of securities covered by this form)

Common Stock, No Par Value

7.95% Cumulative Trust Preferred Securities
7.95% Junior Subordinated Debentures
Guarantee with respect to 7.95% Cumulative Trust Preferred Securities
(Title of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

Rule 12g-4(a)(1)(i) relied upon to terminate the duty to file reports.

Approximate number of holders of record as of the certification or notice date:
NONE.
THE SECURITIES COVERED BY THIS FORM WERE REDEEMED
BY THE REGISTRANT EFFECTIVE MARCH 12, 2004.

Pursuant to the requirements of the Securities Exchange Act of 1934, Southern Community Financial Corporation has caused this certification/notice to be signed on behalf of the Registrant by the undersigned duly authorized person.

SOUTHERN COMMUNITY FINANCIAL CORPORATION

Date: March 23, 2004	By:	/s/ Richard M. Cobb

Richard M. Cobb
Executive Vice President, Chief Operating Officer
and Chief Financial Officer